

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

<u>Via E-mail</u>
Kevin W. Hadlock
Chief Financial Officer
Questar Corporation
Questar Gas Company
Questar Pipeline Company
333 South State St.
P.O. Box 45433
Salt Lake City, UT 84145-0433

> **Re:** **Questar Corporation**
> **File No. 1-08796**
> **Questar Gas Company**
> **File No. 333-69210**
> **Questar Pipeline Company**
> **File No. 0-14147**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**

Dear Mr. Hadlock:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief